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NORANDA AND CHINA MINMETALS ENTER INTO
EXCLUSIVE NEGOTIATIONS

Toronto, CANADA, September 24, 2004 — Noranda Inc. (TSX/NYSE: NRD) and China Minmetals Corporation ("Minmetals") today announced that Noranda, Minmetals and Brascan Corporation (TSX: BNN.a and NYSE: BNN) have entered into exclusive negotiations concerning a preliminary proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda.

Following a comprehensive review by a Special Committee of Noranda of a number of proposals from various parties over the past several months, Noranda has granted Minmetals exclusivity to complete its due diligence and negotiate definitive agreements. Minmetals' proposal contemplates that the transaction would be completed by way of a plan of arrangement and voted on by all Noranda common shareholders.

This proposal is subject to a number of conditions including government approvals, successful completion of due diligence, negotiation and execution of definitive transaction and financing agreements.

Minmetals' preliminary proposal reflects a small premium to the recent trading level of Noranda's common shares. Minmetals' preliminary proposal consists substantially of cash, as well as the distribution to shareholders of certain Noranda holdings, principally consisting of its aluminum business. Details of the terms of any final proposal will be disclosed upon signing of definitive agreements.

The preliminary proposal made by Minmetals is non-binding and there can be no assurance that a transaction will proceed. It is expected that, should the period of exclusivity lead to a definitive agreement, there could be non-completion fees payable to Minmetals under certain circumstances.

Mr. Derek Pannell, President and CEO of Noranda, stated, "I am encouraged by our discussions and hope to be able to crystalize value for current shareholders of Noranda. This proposed transaction represents an opportunity to enter an exciting new period of growth and development. China Minmetals is a highly respected global organization with a strong commitment to the mining and metals industry."

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Mr. Miao Gengshu, President of China Minmetals Corporation, stated, "We are pleased that our proposal to acquire Noranda has been selected for exclusive negotiations. As we assess this possible transaction, we are applying the highly disciplined investment approach that has served us well in past initiatives. Minmetals has one of the world's leading international metal and minerals trading operations and is well positioned in the world's largest and fastest growing metals market. Together with Noranda's management, expertise, technology and worldwide copper, nickel and zinc operations, we have the potential to play an even broader role in the global base metals industry."

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD). The company's web site can be found at www.noranda.com

China Minmetals Corporation is an international producing and trading group with a fifty-year history focused on metals, minerals and electrical products. In 2003, Minmetals' total revenue reached over US$11 billion and the total volume of metal futures business amounted to over US$27 billion. Proud of its disciplined investment approach, Minmetals' most recent acquisitions include two Hong Kong based public companies. The company's web site can be found at www.minmetals.com/english

Contacts:

China Minmetals Corporation Canada: David Weiner NATIONAL Public Relations Tel: 416 848-1633 Cell: 416 931-4633 E-mail: dweiner@national.ca	China: Charlie Butcher Burson-Marsteller Tel: 86 10 6505 6363 × 213 Cell: 86 13 910709326 E-mail: charlie_butcher@bj.bm.com
Noranda Inc. Denis Couture Vice-President, Investor Relations, Communications and Public Affairs Tel: 416-982-7020 E-mail: denis.couture@toronto.norfalc.com

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NORANDA AND CHINA MINMETALS ENTER INTO EXCLUSIVE NEGOTIATIONS